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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

August 10, 2017

VIA EDGAR
==========
Christina Fettig
Senior Accountant
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:
Spinnaker ETF Trust (the "Trust"), with respect to Fieldstone Merlin Dynamic Large Cap Growth ETF ("Large Cap Growth ETF"), Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF ("Fixed Income ETF") and Fieldstone UVA Dividend Value ETF ("Dividend Value ETF") (each a "Fund" and collectively, the "Funds"), File Nos. 333-215942 and 811-22398

Dear Ms. Fettig,
This letter is being filed to respond to the comments received from you on July 31, 2017, regarding the seed financials filed as correspondence with respect to the Trust's Pre-Effective Amendment ("PEA") No. 1 filed on June 23, 2017 on Form N-1A.
Set forth below is a summary of the comments received by the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") and the response of the Trust to each such comment. These responses will be reflected, to the extent applicable, in a PEA to the Trust's registration statement. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust's registration statement.
Prospectus
1.	Comment. Please confirm that the auditors' consent will be included in the next pre-effective filing.
Response.  The consent has been included as an exhibit.

Securities and Exchange Commission
August 10, 2017

2.	Comment. Please confirm that the series and class IDs on Edgar are correct. Please add the ticker symbols and confirm the Fund names on Edgar are correct.
Response.  The Registrant has confirmed that the series and class IDs, Fund names and ticker symbols are correct on Edgar.
3.	Comment. In Note A-1, please confirm that the references to the Funds as diversified or non-diversified are correct.
Response.  The disclosure reflects that the Funds are diversified.
4.	Comment. Please confirm whether organizational costs paid by the adviser are subject to recapture. Also please add disclosure regarding the treatment of offering expenses.
Response.  The notes have been revised to reflect that offering and organizational costs are not subject to recapture.   The notes have further been revised to reflect that all offering and organizational costs will be paid by the sub-adviser.
5.
Comment.  In Note B2, please confirm that the expense limitation agreement will be filed as an exhibit and please confirm that the paranthetical accurately reflects the expenses that will be excluded from the expense limitation agreement.

Response.  The expense limitation agreement will be filed as an exhibit. The disclosure in the notes has been revised to be consistent with the excluded expenses in the expense limitation agreement.
6.	Comment. Please confirm that the expense limitation agreement referenced in footnote 2 of the fee table will last for at least one year.
Response.  The Registrant confirms the expense limitation agreement will last for at least one year after the effective date of the Registration Statement.
* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis